SECURIT 07001464 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC MAIL RECEIVED FEB 2 3 2007 WASH. D.C. 160

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Drive, Suite 290

(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley 858-704-0319

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C.

(Name – *if individual, state last, first, middle name*)

5743 E. Thomas Rd. Ste. 1	Scottsdale	AZ	85251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 0 8 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

see below

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 22nd day of Feb., 2007 by Sandie Turley, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

CISSY SONGALIA
Commission # 1478695
Notary Public — California
San Diego County
My Comm. Expires Mar 9, 2008

CARIS & COMPANY, INC.
FORM X-17A-5
December 31, 2006

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 21, 2007

TO THE BOARD OF DIRECTORS
CARIS & COMPANY, INC.
San Diego, California

We have audited the accompanying balance sheets of **CARIS & COMPANY, INC.** as of December 31, 2006 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **CARIS & COMPANY, INC.** as of December 31, 2006 and the results of its operation and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 926,515
Deposit with clearing organization	250,000
Firm Securities	105,837
Other Receivables	15,000
Equipment and leasehold improvement-net of accumulated depreciation of $201,203	164,005
Prepaid expenses	31,569
Deposits	72,355
TOTAL ASSETS	$ 1,565,281

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 219,053
Compensation and benefits payable	642,665
Capitalized lease payable	8,998
Subordinated loan payable	393,345
TOTAL LIABILITIES	1,264,061
STOCKHOLDERS EQUITY	
Preferred stock - Series A - $1 noncumulative - $1 par value nonvoting - authorized 2,000 issued and outstanding 1,816	1,816
Common Stock - No par value authorized 2,000,000 shares - issued and outstanding 1,037,234 shares	2,012,400
Additional paid-in capital	1,784,184
Accumulated deficit	(3,497,180)
TOTAL STOCKHOLDERS EQUITY	301,220
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,565,281

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2006

REVENUE	
Brokerage Commissions	$ 8,332,506
Securities trading revenue	219,640
Investment Banking Revenue	628,473
Interest and Dividends	470,595
Research revenue	1,006,098
Miscellaneous	159,688
TOTAL REVENUE	10,817,000
EXPENSE	
Compensation and related benefits	7,784,624
Professional fees	107,848
Brokerage expenses	483,217
Rent and occupancy costs	732,668
Office expenses	121,146
Communication expense	843,924
Contributions	5,000
Interest	30,199
License and permits	107,701
Misc	15,143
Travel and entertainment	670,950
Insurance	63,424
Subscriptions and fees	24,038
Depreciation expense	87,793
TOTAL EXPENSE	11,077,676
NET LOSS BEFORE INCOME TAXES	(260,676)
PROVISION FOR INCOME TAXES	1,517
NET LOSS	$(262,193)

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Preferred Stock	Additional Paid In Capital	Accumulated (Deficit)	Total
Balance: December 31, 2005	$ 3,381,250	$ 1,155	$ 1,153,845	(3,234,873)	$ 1,301,377
Common Stock Issued	70,000				70,000
Preferred stock Issued		700	699,300		700,000
Redemptions	(1,438,850)	(39)	(38,961)		(1,477,850)
Disproportionate and liquidation Distributions			(30,000)		(30,000)
Net income/ (loss) for year ended December 31, 2006				(262,307)	(262,307)
Balance at December 31, 2006	$2,012,400	$ 1,816	$ 1,784,184	$ (3,497,180)	$ 301,220

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME/(LOSS)	$(262,307)
Adjustments to convert net income to net cash flow from operating activities:	
Depreciation and Amortization	87,794
Net Change in:	
Change in accounts receivable	(13,563)
Change in Firm Securities	323,297
Change in prepaid expenses	13,989
Change in security deposits	(27,467)
Change in compensation and benefits payable	82,302
Change in clearing firm payable	(144,297)
Change in accounts payables and accrued expenses	(27,138)
Total Adjustments	207,123
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 32,610
CASH FLOWS FROM INVESTING ACTIVITIES	
Net increase in equipment and leasehold improvements	(67,610)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$(67,610)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net decrease in Lease Payables	(11,721)
Subordinated Loan	4,058
Liquidation distributions from retirement of preferred stock and common stock	(737,850)
NET CASH FLOWS FROM FINANCING ACTIVITIES	$(745,513)
NET CHANGE IN CASH	$(780,513)
CASH - BEGINNING OF YEAR	$ 1,707,028
CASH - END OF YEAR	**$ 926,515**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF CREDITORS
DECEMBER 31, 2006

Balance of Subordinated Liability December 31, 2005	$ 389,287
Additional Contributions	
Loan	4,058
Balance of Subordinated Liability December 31, 2006	$ 393,345

CARIS & COMPANY, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1: ACCOUNTING POLICIES

Caris & Company, Inc. (the Company) offers various securities and broker and dealer services. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

Securities transactions and related commission revenue and expense are records on a settlement date basis.

The Company maintains cash balances in one financial institution as well as with its clearing firm. The balances are insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. At December 31, 2006 the Company's uninsured cash balances total $113,836 and $462,679, respectively.

Leasehold improvements and office equipment and furniture are recorded at cost and depreciated over the estimated useful lives, using straight-line methods. The estimated useful lives are as follows: leasehold improvements and office furniture, 5 years, and computer and electronic equipment, three years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $87,794 is included in current operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual reports could differ from those estimates.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

The Company expenses advertising costs as incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

Donald W. Stoker
Certified Public Accountant

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital of $387,605 which was $287,605 in excess of its required net capital of $100,000.

NOTE 3: COMMITMENTS

The Company has operating leases for its office facilities in San Diego, San Francisco, and New York. During the current year, the Company executed a new lease for its facilities in Boston. The Company also leased a portion of its office equipment during the year ending December 31, 2006. The Company executed a new lease for its operations in San Diego at a different location. That lease commences on March 1, 2007. The Company's obligation related to its lease obligation is as follows:

2007	667,355
2008	584,662
2009	335,205
2010	307,232
2011	25,746
Total obligation	$1,920,200

Rent expense for the period ending December 31, 2006 was $709.753.

NOTE 4: FINANCE LEASES

The Company also leases some of its office equipment. Those leases are finance leases and are required to be capitalized.

The Company's equipment finance leases are presented as follows:

Year ending December 31, 2006	$9,673
Less Amount representing interest	675
Present value of net minimum capital lease	8,998
Less current portion	8,998
Obligation under capital leases excluding current portion	$ 0

Donald W. Stoker
Certified Public Accountant

NOTE 5: SUBORDINATED LOAN

On April 2004, the Company borrowed from its majority shareholder the sum of $393,345 which is due and payable on May 31, 2007. The loan bears interest at the rate of 3.3% per annum. The interest accrued on this note is $24,353.

NOTE 6: CREDIT RISK

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities position that it does not own. When the Company participates in short selling, it is obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently close the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7: INCOME TAX

The Company experienced an operating loss for the current period which will be available to carry forward for fifteen years.

NOTE 8: RELATED PARTIES

The Company borrowed $393,345 in a subordinated loan agreement executed by the Company and approved by the NASD from the Company's principal shareholder. The interest accrued on this note is $24,353.

The principal shareholder also received a disproportionate distribution of $30,000 during the current calendar year. Various shares were redeemed during the year. See Equity, below.

NOTE 9: EQUITY

The Company issued 700 shares at $1 par value, preferred class A stock to one investor on various dates throughout the year ending December 31, 2006 for $700,000. However, the Company redeemed 39 shares at $1000 per share. These shares were to related parties and existing shareholders.

The Company issued 105,000 additional common no-par shares during the year in

NOTE 9: EQUITY CONT'D

consideration of $100,000 contributed to capital. The Company redeemed various common shares. The total number of shares redeemed was 119,957 of which 101,957 were from a related party. The total consideration paid for these shares was $1,429,850.

The Company had adopted an equity stock incentive plan. The plan adopted allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, stock bonuses or rights to acquire restricted stock. The Company has granted various options or rights to acquire restricted stock for employees to acquire 187,000 shares for consideration of either compensation or cash option prices of $300,000. During the current year, one employee exercised his option for 100,000 shares pursuant to the strike price of twenty cent per share ($.20).

The Company, pursuant to the guidelines issued in **FASB** No. 123(Revised), valuated the compensation awards previously granted of the shares according to the calculated method. The Compensation expense required was accounted for accordingly.

NOTE 10 - CONTINGENCIES

The Company is currently been named in an arbitration with a former employee relating to an unrealized performance bonus. Counsel for the Company indicated that estimating any amount of an award is unlikely and an unfavorable outcome is also not probable.

NOTE 11: SUBSEQUENT EVENTS

In January 2007, the Company executed a new lease for its space for its San Diego office. It can take delivery of the space on February 23, 2007, but the lease will not commence until March 1, 2007.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Ownership equity qualified for net capital		$ 301,220
Additions:		
Allowable Subordinated loan		393,345
Total		694,565
Deductions: Non-Allowable Assets & Haircuts		
Nonallowable assets	$ 282,929	
Other securities	15,875	
Undue Concentration	8,156	
Total Deductions		(306,960)
Net Capital		$ 387,605

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 58,047
Minimum Dollar Net Capital Requirement	$ 100,000
Net Capital Requirement (greater of above)	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 870,715
Sub-total	$ 870,715
Less:Non AI items:	0
Total Aggregate Indebtedness	$ 870,715

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

DECEMBER 31, 2005

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Amended Focus Report	$ 387,605
Changes resulting from rounding	
Net capital per audit report	$ 387,605

Donald W. Stoker, P.C.

Donald W. Stoker
Certified Public Accountant

Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 21, 2006

Board of Directors
Caris & Company, Inc.
San Diego, California

Gentlemen:

In planning and performing our audit of the financial statements of CARIS & COMPANY, INC. for the period ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures(including test of compliance with such practice and procedures) followed by Caris & Company, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona

END